Exhibit 21.1

LIST OF MATERIAL SUBSIDIARIES OF ULTRA PETROLEUM CORP.

Entity	Jurisdiction of Organization
UP Energy Corporation	Nevada
Ultra Resources, Inc.	Wyoming
Ultra Wyoming, Inc.	Wyoming
UPL Pinedale, LLC	Delaware
UPL Three Rivers Holdings, LLC	Delaware
Ultra Wyoming LGS, LLC	Delaware